

Mail Stop 3030

November 30, 2017

Via E-mail
Deborah Andrews
Chief Financial Officer
STAAR Surgical Company
1911 Walker Avenue
Monrovia, CA 91016

     RE: **STAAR Surgical Company**
             Form 10-K for the Fiscal Year Ended December 30, 2016
             Filed March 2, 2017
             File No. 000-11634

Dear Ms. Andrews:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Kevin J. Kuhar

                  Kevin J. Kuhar
                  Accounting Branch Chief
                  Office of Electronics and Machinery